Filed Pursuant To Rule 433

Registration No. 333-275079

December 15, 2023

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Addressing Potential Tax Considerations for Investors in Spot Bitcoin ETFs

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Addressing Recent Speculation: Potential Tax Considerations for Investors in Spot Bitcoin ETFs LAST UPDATE 12/15/2023 A recently published report inaccurately presents potentially negative tax impacts to shareholders of GBTC in the event of cash redemptions, a concept that applies to mutual funds. Unlike mutual funds and many other ETFs, substantially all spot commodity ETFs (e.g., gold) are structured to be grantor trusts for tax purposes. The taxation of grantor trusts is not the same as the taxation of mutual funds, which may have capital gains or losses that impact shareholders remaining in the fund. That means that no such spot commodity ETF that is a grantor trust would be at a disadvantage relative to any other spot commodity ETF because of the carrying value of the ETF’s assets, as explained below. Recently, Bloomberg Intelligence published an analysis called “Bitcoin ETFs: In-Kind vs. Cash Creation & Redemption.” The piece by ETF Analyst James Seyffart states the following: “If an ETF uses cash for creations and redemptions, the fund must buy and sell assets -- Bitcoin in this case -- which is a taxable event. This could complicate GBTC's conversion into an ETF because it holds many Bitcoin at a low cost basis that will incur capital gains if sold under a cash-only model, as would be necessary in the event of outflows.” While the rest of the piece was thoughtful, the preceding statement could be more precise to explain who would experience a taxable event upon a cash redemption in GBTC. On behalf of our investors, Grayscale would respectfully like to correct the record.

To set the stage: 1. What is a creation and redemption mechanism? It’s helpful to think about the creation and redemption dynamic as meeting supply and demand: new shares of the ETF are created when there is investor demand, and existing shares of the ETF are destroyed (or redeemed) when the supply exceeds investor demand. 2. Investors buying shares of the ETF are not the same as authorized participants engaging in the share creation process, and similarly an investor selling shares is not the same as an authorized participant engaging in the ETF share redemption process. Only FINRA-registered broker-dealers, known as Authorized Participants (APs), are able to transact in the primary market to create and redeem ETF shares. Distinctly, non-AP shareholders (e.g., retail investors) are not authorized to create or redeem shares of ETFs, but instead can buy and sell shares of the ETF through a brokerage account on the secondary market. The topic we are addressing in this post only relates to AP creation and redemption transactions on the primary market. Now, to address the tax considerations from the Bloomberg Intelligence piece, as the Grayscale team has carefully and comprehensively considered this topic: 3. The tax rules for grantor trusts that operate as ETFs are designed so that the value of an asset that the ETF records on its books when it acquires the asset will not impact the ETF’s investors’ taxation. Technically, this is called the “carrying value” of an ETF’s assets. 4. Unlike mutual funds and many other ETFs, substantially all spot commodity ETFs are structured as grantor trusts for tax purposes. We take the position that GBTC is properly treated as a grantor trust. The taxation of grantor trusts is not the same as the tax treatment for mutual funds, which may have capital gains or losses based on the mutual fund’s carrying value for sold assets that impact the fund’s shareholders. 5. The tax consequences of asset sales by spot commodity ETFs are determined based on the investor’s cost basis versus cash received – and is *not* impacted by the carrying value of the trust’s assets. Moreover, cash redemptions by grantor trusts are taxable events for the redeeming shareholder only – they are not taxable events for the ETF itself or for non-redeeming shareholders. 6. Therefore, no spot Bitcoin ETF that qualifies as a grantor trust would be at a disadvantage in relation to any other spot Bitcoin ETF with respect to cash redemptions due to the carrying value of the assets in the ETF. While this is all quite technical, it’s encouraging that there continues to be such detailed interest and engagement around the conversation and mechanics of spot Bitcoin ETFs. At Grayscale, we are happy to be a resource for all those interested in learning more and digging deeper into these topics. And, to GBTC investors - thank you. We appreciate your continued patience, and we remain committed to keeping you informed throughout this process. For additional information, visit: https://grayscale.com/gbtc-lawsuit/ *We use the generic term “ETF” to refer to exchange-traded investment vehicles, including those that are required to register under the Investment Company Act of 1940, as amended (the “‘40 Act”), as well as other exchange-traded products that are not subject to the registration requirements of the ‘40 Act.

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Grayscale Bitcoin Trust (GBTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.

Grayscale Investments, LLC is a digital currency asset manager. An investment in the Grayscale Bitcoin Trust (“GBTC”) is a speculative investment that involves a high degree of risk, including a partial or total loss of invested funds. This is not an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. GBTC is not suitable for any investor that cannot afford loss of the entire investment. The shares of GBTC are intended to reflect the price of the digital asset(s) held by GBTC (based on digital asset(s) per share), less GBTC’s expenses and other liabilities. To date, GBTC has not met its investment objective and the Shares of GBTC quoted on OTC Markets have not reflected the value of digital assets held by GBTC, less such GBTC’s expenses and other liabilities, but instead has traded at both premiums and discounts to such value, which at times have been substantial. Go to our website Grayscale.com, the OTC Markets website or SEC’s website for each GBTC’s annual report, which includes investment objectives, risks, fees and expenses. Read these materials carefully before investing. GBTC is distributed by Grayscale Securities, LLC. (Member FINRA/SIPC).

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC, 290 Harbor Drive, Stamford, CT 06902.